Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

EPR Properties:

We consent to the use of our reports dated February 25, 2015, with respect to the consolidated balance sheets of EPR Properties and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014, and the related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to the Company’s adoption of FASB Accounting Standards Update (ASU) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, in 2014.

/s/ KPMG LLP

KPMG LLP

Kansas City, Missouri

March 6, 2015